UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Byline Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

124411109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124411109

1	NAMES OF REPORTING PERSONS Estate of Daniel L. Goodwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,277,559
	6	SHARED VOTING POWER 29,707
	7	SOLE DISPOSITIVE POWER 4,277,559
	8	SHARED DISPOSITIVE POWER 29,707

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,307,266
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

Byline Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

180 North LaSalle Street, Suite 300

Chicago, Illinois 60601

Item 2(a).	Names of Persons Filing:

Estate of Daniel L. Goodwin

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2901 Butterfield Road, Oak Brook, IL 606521

Item 2(c).	Citizenship:

Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

124411109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage is based on 44,385,204 outstanding shares of Common Shares as of October 30, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2024.

The Estate of Daniel L. Goodwin (the “Estate”) holds 4,277,559 shares of Common Stock, and a limited liability company affiliated with the Estate holds 4,651 shares of Common Stock. In addition, an affiliate of the Estate indirectly owns the managing interest of the indirect parent of holding companies that hold, or have the right to acquire, 25,056 shares of Common Stock. The Estate disclaims beneficial ownership of the shares of Common Stock held by the LLC and by the holding companies.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
ESTATE OF DANIEL L. GOODWIN

By:	/s/ Carol F. Goodwin
Carol F. Goodwin, not individually but solely as Co-Executor of the Estate